Exhibit 1

Group Secretariat

Level 20, 275 Kent Street

Sydney NSW 2000 Australia

Telephone: (02) 8253 0390

Facsimile: (02) 8253 1215

thartin@westpac.com.au

1 April 2016

Company Announcements

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Westpac confirms redemption of 2004 Trust Preferred Securities on 31 March 2016

Further to our announcement on 11 February 2016, Westpac Banking Corporation has today advised that all outstanding Trust Preferred Securities (USD525 million) of Westpac Capital Trust IV, ISIN numbers US96122CAA27 and USU96100AA73, and CUSIP numbers 96122CAA2 and U96100AA7 (TPS 2004) were redeemed on 31 March 2016.

The redemption price of US$1,000 per TPS 2004, plus a final distribution of US$26.28 per TPS 2004 were paid on 31 March 2016.

Yours sincerely

Tim Hartin

Group Company Secretary

Westpac Banking Corporation